Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

July 31, 2013	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Angela McHale and Erin E. Martin

RE:	Lightstone Value Plus Real Estate Investment Trust III, Inc. Draft Registration Statement on Form S-11 Submitted June 19, 2013 CIK No. 0001563756

Dear Ms. McHale:

On behalf of our client, Lightstone Value Plus Real Estate Investment Trust III, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated July 9, 2013 (the “Comment Letter”), with respect to the registration statement on Form S-11 submitted by the Company with the Commission on June 19, 2013 (CIK No. 0001563756).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter and in Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 has been submitted by the Company today.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2. All page number references in the Company’s responses are to page numbers in Amendment No. 2.

Please note that the Company has revised Amendment No. 2 to reflect a new emphasis on hotels. The Company intends to primarily focus on acquiring, for its portfolio, full-service or select-service hotels.

July 31, 2013

What is the role of the board of directors? Page 5

1.	We note your response to comment 9 from our letter dated May 21, 2013, as well as your revised disclosure on page 5, particularly the second sentence of the second paragraph. Please tell us whether the board will approve the actual, final terms and conditions of any transaction greater than $15.0 million.

The board of directors will approve the actual, final terms and conditions of any transaction greater than $15.0 million, as disclosed in Amendment No. 2 and as provided in the Company’s draft Articles of Amendment and Restatement. Please see the relevant disclosure on pages 5 and 85 of Amendment No. 2.

Exhibit Index

2.	We note that you plan to file a tax opinion by amendment. Please provide a draft copy of this opinion for us to review. The draft should be filed as EDGAR correspondence.

A draft of the tax opinion has been filed as EDGAR correspondence.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

The Company acknowledges the comment and will submit the amended draft registration statement and any associated correspondence in accordance with the aforementioned Staff guidance.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.